SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                        International Leisure Hosts, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   459759 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Mark Sauder
               1702 E. Highland, Suite 312, Phoenix, Arizona 85016
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 12, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

---------------------                                          -----------------
CUSIP NO. 459759 10 6                  13D                     Page 2 of 6 Pages
---------------------                                          -----------------


--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             William S. Levine

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)                                                               [X]
           (b)                                                               [ ]

--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS (See Instructions)

           OO
--------------------------------------------------------------------------------
   5       CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
           ITEMS 2(D) OR 2(E)                                                [ ]


--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
           NUMBER OF                          7       SOLE VOTING POWER
             SHARES
          BENEFICIALLY                  ----------------------------------------
            OWNED BY                          8       SHARED VOTING POWER
             EACH
           REPORTING                                  466,669
            PERSON                      ----------------------------------------
             WITH                             9       SOLE DISPOSITIVE POWER

                                        ----------------------------------------
                                             10       SHARED DISPOSITIVE POWER

                                                      466,669
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           466,669
--------------------------------------------------------------------------------
   12      CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES
           (See Instructions)                                                [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           67.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
--------------------------------------------------------------------------------
                                   Page 2 of 6

---------------------                                          -----------------
CUSIP NO. 459759 10 6                  13D                     Page 3 of 6 Pages
---------------------                                          -----------------


--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Mark G. Sauder

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)                                                               [X]
           (b)                                                               [ ]

--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS (See Instructions)

           OO
--------------------------------------------------------------------------------
   5       CHECK IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
           ITEMS 2(D) OR 2(E)                                                [ ]

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
           NUMBER OF                          7       SOLE VOTING POWER
             SHARES
          BENEFICIALLY                  ----------------------------------------
            OWNED BY                          8       SHARED VOTING POWER
             EACH
           REPORTING                                  466,669
            PERSON                      ----------------------------------------
             WITH                             9       SOLE DISPOSITIVE POWER

                                        ----------------------------------------
                                             10       SHARED DISPOSITIVE POWER

                                                      466,669
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           466,669
--------------------------------------------------------------------------------
   12      CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES
           (See Instructions)                                                [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           67.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This Statement relates to Common Stock, par value $.01 per share, of International Leisure Hosts, Ltd., a Wyoming corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1702 E. Highland, Suite 312, Phoenix, Arizona 85016.

Item 2.  Identity and Background

         This Statement is being filed by:

         (a)      Mark G. Sauder and William S. Levine.
         (b)      1702 E. Highland, Suite 312, Phoenix, Arizona 85016.
         (c) Mr. Sauder is the Chief Financial Officer of International Leisure Hosts, Ltd. and Mr. Levine is the Chairman of Outdoor Systems, Inc.
         (d) To the best of the filing persons' knowledge, during the last five years, neither of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) To the best of the filing persons' knowledge, during the last five years, neither of the persons named in this Item 2 has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)      United States.

Item 3.  Source and Amount of Funds or Other Consideration

         On March 12, 1997 Paul Lewinthal resigned from his position, pursuant to that certain Irrevocable Proxy Agreement dated February 1, 1995, as proxy, and Mr. Sauder and Mr. Levine were named successor co-proxies, to the following trusts organized under Arizona law: J.J. Fisher Trust, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Joseph P. Nicoli, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Susan Walker, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Toni Jo Nicoli, 1992 Jennifer J. Walker Trust, 1992 Shawn D. Walker Trust, the A.J. Nicoli Charitable Foundation and the 1978 Nicoli Children's Trust. Neither the grant nor the withdrawal of proxy power involved any exchange of consideration.

Item 4.  Purpose of Transaction

         The purpose of the appointment of Mr. Sauder and Mr. Levine was to appoint successor co-proxies under the Irrevocable Proxy Agreement dated February 1, 1995.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number and percentage of the class and securities identified pursuant to Item 1 beneficially owned by each of Mr. Sauder and Mr. Levine are 466,669 and 67.2%, respectively, composed of: 61,500 (8.8%) shares through J. J. Fisher Trust; 39,021 (5.6%) through the Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Joseph P. Nicoli; 39,021 (5.6%) through the Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Susan Walker; 39,022 shares (5.6%) through the Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Toni Jo Nicoli; 35,014 shares (5.0%) through the 1992 Jennifer J. Walker Trust; 55,015 shares (7.9%) through the 1992 Shawn D. Walker Trust; 93,034 shares (13.4%) through the A.J. Nicoli Charitable Foundation; and 105,042 shares (15.1%) through the 1978 Nicoli Children's Trust. Mr. Sauder and Mr. Levine also succeed Mr. Lewinthal as trustee of the first six of these trusts.
         (b) For each of Mr. Sauder and Mr. Levine, the number of shares beneficially owned with:
                  (i)      Sole Voting Power - 0;
                  (ii)     Shared Voting Power - 466,669;
                  (iii)    Sole Dispositive Power - 0;
                  (iv)     Shared Dispositive Power - 466,669.
         (c) Other than the appointment of Mr. Sauder and Mr. Levine as successor co-proxies under the Irrevocable Proxy Agreement dated February 1, 1995 on March 12, 1997, Mr. Sauder and Mr. Levine have had no transactions in the class of securities reported on during the past sixty days.
         (d)      Not applicable.
         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Sauder and Mr. Levine have been appointed successor co-proxies under the Irrevocable Proxy Agreement dated February 1, 1995, and as such have the power to vote an aggregate of 466,669 shares of the Issuer's Common Stock held by following trusts organized under Arizona law: J.J. Fisher Trust, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Joseph P. Nicoli, Elizabeth A. Nicoli Children's Trust dated 12/12/74 FBO Susan Walker, Elizabeth A. Nicoli
         Children's Trust dated 12/12/74 FBO Toni Jo Nicoli, 1992 Jennifer J. Walker Trust, 1992 Shawn D. Walker Trust, the A.J. Nicoli Charitable Foundation and the 1978 Nicoli Children's Trust.

Item 7.  Exhibits

         Exhibit 1 Resignation of Paul Lewinthal, dated March 12, 1997, under the Irrevocable Proxy Agreement dated February 1, 1995 and appointment of William S. Levine and Mark G. Sauder as successor co-proxies.

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


          May 30, 1997
-----------------------------------
Date

          /s/ William S. Levine
-----------------------------------
Signature

         William S. Levine
-----------------------------------
Name/Title



         May 30, 1997
-----------------------------------
Date

         /s/ Mark G. Sauder
-----------------------------------
Signature

         Mark G. Sauder
-----------------------------------
Name/Title

                                    EXHIBIT 1
                                    ---------


                              RESIGNATION OF PROXY



I, Paul Lewinthal, hereby resign as the Proxy under the Irrevocable Proxy Agreement dated February 1, 1995 (the Proxy Agreement"). Pursuant to the Proxy Agreement, William S. Levine and Mark G. Sauder are hereby the successor Co-Proxies.

                                        Signed:



                                        /s/ Paul Lewinthal
                                        ----------------------------------
                                        Paul Lewinthal, Proxy under The
          `                             Irrevocable Proxy Agreement dated
                                        February 1, 1995

State of Arizona    )
County of Maricopa  ) ss.
                    )

Subscribed and sworn to before me, the undersigned Notary Public, came Paul Lewinthal as proxy under the Irrevocable Proxy Agreement dated February 1, 1995, and executed this Agreement this 12th day of March, 1997.

                                        /s/ Kym A. Osmundson
                                        ----------------------------------
                                        Notary  Public

The Following undersigned hereby agree to act as successor Co-Proxies under the Proxy Agreement effective on March 11, 1997.



/s/ William S. Levine
----------------------------------
William S. Levine



/s/ Mark A. Sauder
----------------------------------
Mark A. Sauder